UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Form of Letter submitted to Indian Stock Exchanges dated June 9 , 2009
EX-99.2 Disclosed Information

Other Events
On June 9, 2009, Satyam Computer Services Limited (“Satyam”) filed a letter (the “Letter”) with each of the National Stock Exchange of India Limited (“NSE”) and the Bombay Stock Exchange Limited (“BSE” and, together with the NSE, the “Indian Stock Exchanges”) informing the Indian Stock Exchanges that, in connection with Satyam’s bid process to select a strategic investor, Satyam provided to selected bidders, including Venturbay Consultants Private Limited (“Venturbay”) and Tech Mahindra Limited (“Tech Mahindra” and, together with Venturbay, the “Acquirers”), access to certain non-public information to facilitate price discovery, and that the Acquirers intend to disclose certain of such non-public information (the “Disclosed Information”) in the letter of offer relating to the Acquirers’ public offer under the SEBI’s (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. Satyam submitted a copy of the Disclosed Information to the Indian Stock Exchanges with the Letter, and uploaded a copy of the Disclosed Information to its website at http://www.satyam.com/investors/q30809.asp.
A form of the Letter is attached hereto as exhibit 99.1 and is incorporated herein by reference. A copy of the Disclosed Information is attached hereto as exhibit 99.2 and is incorporated herein by reference.
Exhibits:
99.1	Form of Letter submitted to Indian Stock Exchanges dated June 9, 2009

99.2	Disclosed Information

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary

Date: June 9, 2009

EXHIBITS INDEX
99.1	Form of Letter submitted to Indian Stock Exchanges dated June 9, 2009

99.2	Disclosed Information